SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated May 17, 2022, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, May 17, 2022 - IRSA Inversiones y Representaciones S.A. (NYSE:IRS, ByMA:IRSA), Argentina's leading Real Estate company, announced it has commenced, subject to the terms and conditions set forth in the exchange offer memorandum dated May 16, 2022 (the “Exchange Offer Memorandum” and, together with the Eligibility Letter, as defined below, the “Exchange Offer Documents”) an offer (the “Exchange Offer”) to Eligible Holders (as defined below) to exchange any and all of its US$360,000,000 aggregate principal amount of outstanding 8.750% Notes due 2023 Series No. 2 originally issued by IRSA Propiedades Comerciales S.A. (“IRSA CP”) (the “Existing Notes”) for 8.750% Senior Notes due 2028 (the “New Notes”) to be issued by IRSA and the cash consideration described below.

The following table sets forth certain material terms of the Exchange Offer:

Exchange Consideration(2)
Existing Notes			Option A(3)			or Option B
Description	CUSIP/ISIN (144A and Reg S)	Principal Amount Outstanding	Early A New Notes Consideration (Principal Amount of New Notes)	Late A New Notes Consideration (Principal Amount of New Notes)	A Cash Consideration	Early B Consideration (Principal Amount of New Notes)	Late B Consideration (Principal Amount of New Notes)
8.750% Notes due 2023(1)	CUSIPs: 463588 AA1 / P5880U AB6 ISINs: US463588AA16 / USP5880UAB63	US$360,000,000	1.015 times the difference between U.S.$1,000 and the Pro-Rata A Cash Consideration(4)	The difference between U.S.$1,000 and the Pro-Rata A Cash Consideration(4)
Aggregate amount equivalent to the lesser of (x) 30% of the aggregate principal amount of Existing Notes that are validly tendered and accepted for exchange in the Exchange Offer, and (y) the principal amount of the Existing Notes accepted for exchange under Option A
						US$1,030(5)	US$1,000(5)

(1)
The Existing Notes are currently listed on the Luxembourg Stock Exchange and traded on the Euro MTF Market and are listed on the BYMA (as defined in the Exchange Offer Memorandum) and traded on the MAE (as defined in the Exchange Offer Memorandum). Includes approximately US$9.4 million Notes held by IRSA and its subsidiaries.
(2)
Per US$1,000 principal amount of the Existing Notes validly tendered and accepted for exchange. The Exchange Consideration does not include the Accrued Interest (as defined in the Exchange Offer Memorandum), which shall be paid together with the applicable Exchange Consideration as described herein.
(3)
Holders of Existing Notes validly submitting tenders under Option A will receive a combination of the Pro-Rata A Cash Consideration (as defined herein) and the applicable Early A New Notes Consideration or Late A New Notes Consideration, as applicable. At the Expiration Date, the actual Early A Consideration or Late A Consideration to be received by each Eligible Holder whose Existing Notes are accepted in the Exchange Offer under Option A will be determined on the basis of the actual participation by Eligible Holders in the Exchange Offer and their selection between Option A and Option B.
(4)
The Pro-Rata A Cash Consideration that will be payable to Eligible Holders whose Existing Notes are accepted for exchange under Option A will be equivalent to the A Cash Consideration divided by the principal amount of Existing Notes accepted under Option A times 1,000. Total consideration to be received by Eligible Holders validly submitting tenders under Option A on or prior to the Early Participation Date will range between US$1,000 and US$1,010.5 (either in all cash or in a combination of cash and New Notes) per US$1,000 aggregate principal amount of Existing Notes validly tendered and accepted for exchange, depending on the Pro-Rata A Cash Consideration received.
(5)
In the event that less than 30% of the aggregate principal amount of Existing Notes that are validly tendered and accepted for exchange in the Exchange Offer (such 30% of the aggregate principal amount, the “Total Cash Consideration”) is tendered under Option A, the difference between the Total Cash Consideration and the A Cash Consideration (such difference, the “B Cash Consideration”) will be paid to Eligible Holders whose Existing Notes are accepted for exchange under Option B, pro rata to the principal amount of their Existing Notes accepted for exchange under Option B, and ratably reducing the principal amount of New Notes that comprise the B Consideration. The Pro-Rata B Cash Consideration, if any, that will be payable to Eligible Holders whose Existing Notes are accepted for exchange under Option B will be equivalent to the B Cash Consideration divided by the principal amount of Existing Notes accepted under Option B times 1,000 (the “Pro-Rata B Cash Consideration”). Eligible Holders tendering Existing Notes under Option B will only receive cash as part of the B Consideration if less than all of the Total Cash Consideration is paid out pursuant to Option A.

The Exchange Offer will expire at 5:00 p.m. (New York City time) on June 16, 2022 (such date and time, as the same may be extended in the sole discretion of IRSA, the “Expiration Date”). Existing Notes tendered for exchange may be validly withdrawn at any time at or prior to 5:00 p.m. (New York City time) on June 2, 2022 (such date and time, as the same may be extended in the sole discretion of IRSA, the “Withdrawal Date”), but not thereafter. To be eligible to receive the Early A Consideration or the Early B Consideration, as applicable, Eligible Holders must validly tender and not validly withdraw their Existing Notes at or prior to 5:00 p.m. (New York City time) on June 2, 2022 (such date and time, as the same may be extended in the sole discretion of IRSA, the “Early Participation Date”). The deadlines set by any intermediary or relevant clearing system may be earlier than these deadlines.

Exchange Consideration

Eligible Holders of Existing Notes may choose between two, mutually exclusive, consideration options, detailed in the table above, in the columns under the headings “Option A” and “Option B.”

Tenders of Existing Notes under Option A

Upon the terms and subject to the conditions set forth in the Exchange Offer Documents, Eligible Holders who validly tender Existing Notes under Option A, and whose Existing Notes are accepted for exchange by IRSA, will receive: (i) New Notes in a principal amount equal to 1.015 times the difference between US$1,000 and the Pro-Rata A Cash Consideration received by each such Eligible Holder for each US$1,000 principal amount of Existing Notes validly tendered on or before the Early Participation Date and accepted for exchange (the “Early A Consideration”), or (ii) New Notes in a principal amount equal to the difference between US$1,000 and the Pro-Rata A Cash Consideration received by each such Eligible Holder for each US$1,000 principal amount of Existing Notes validly tendered after the Early Participation Date but at or prior to the Expiration Date and accepted for exchange (the “Late A Consideration” and, together with the Early A Consideration, the “A Consideration”). See “The Exchange Offer” in the Exchange Offer Memorandum.

The A Cash Consideration is an aggregate amount equivalent to the lesser of (x) 30% of the aggregate principal amount of Existing Notes that are validly tendered and accepted for exchange in the Exchange Offer (the “Total Cash Consideration”), and (y) the principal amount of the Existing Notes accepted for exchange under Option A (the “A Cash Consideration”). The Pro-Rata A Cash Consideration that will be payable to Eligible Holders whose Existing Notes are accepted for exchange under Option A will be equivalent to the A Cash Consideration divided by the principal amount of Existing Notes accepted under Option A times 1,000. We have filed and obtained approval from the Central Bank to make the payment of the Total Cash Consideration.

Tenders of Existing Notes under Option B

Upon the terms and subject to the conditions set forth in the Exchange Offer Documents, Eligible Holders who validly tender Existing Notes under Option B, and whose Existing Notes are accepted for exchange by IRSA, will receive: (i) US$1,030 principal amount of New Notes for each US$1,000 principal amount of Existing Notes validly tendered on or before the Early Participation Date and accepted for exchange (the “Early B Consideration”), or (ii) or US$1,000 principal amount of New Notes for each US$1,000 principal amount of Existing Notes validly tendered after the Early Participation Date but on or before the Expiration Date and accepted for exchange (the “Late B Consideration” and, together with the Early B Consideration, the “B Consideration”);

The Condition

Upon the terms and subject to the Minimum Exchange Condition (as defined in the Exchange Offer Memorandum) and the other conditions of the Exchange Offer described in the Exchange Offer Memorandum, which are for the sole benefit of IRSA and may be waived by IRSA, in full or in part, in its absolute discretion, IRSA will accept for exchange as soon as reasonably practicable after the Expiration Date, all Existing Notes validly tendered at or prior to the Expiration Date and not validly withdrawn as of the Withdrawal Date in the Exchange Offer.

IRSA expects, on June 22, 2022, which is the fourth business day after the Expiration Date (as may be extended by IRSA in its sole discretion, the “Settlement Date”), to issue and deliver the applicable principal amount of New Notes and deliver the applicable Exchange Consideration in exchange for any Existing Notes validly tendered and not validly withdrawn and accepted for exchange, in the amount and manner described in the Exchange Offer Memorandum. IRSA will not be obligated to issue or deliver New Notes or pay any cash amount with respect to the Exchange Offer unless the Exchange Offer is consummated. Eligible Holders of the Existing Notes who are Argentine Entity Offerees (as defined in the Exchange Offer Memorandum) or Non-Cooperating Jurisdiction Offerees (as defined in the Exchange Offer Memorandum) may be subject to certain tax withholdings resulting from the exchange of their Existing Notes. See "Taxation—Certain Argentine Tax Considerations" in the Exchange Offer Memorandum.

Holders of Existing Notes validly tendered for exchange and not validly withdrawn and accepted by IRSA pursuant to the Exchange Offer will be entitled to receive accrued and unpaid interest paid in cash with respect to the Existing Notes accepted for exchange which consists of a cash payment equal to all accrued and unpaid interest (rounded to the nearest cent US$0.01) on their Existing Notes accepted for exchange from the interest payment date on March 23, 2022 to, but not including, the Settlement Date, which interest shall be payable in cash on the Settlement Date (subject to any tax withholdings applicable to Argentine Entity Offerees or Non-Cooperating Jurisdiction Offerees). Under no circumstances will any additional interest be payable because of any delay in the transmission of funds to Eligible Holders by DTC, Euroclear, Clearstream or any other clearing system.

The New Notes are being offered for exchange only (1) to holders of Existing Notes that are “qualified institutional buyers” as defined in Rule 144A under U.S. Securities Act, as amended (the “Securities Act”), in a private transaction in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) thereof and (2) outside the United States, to holders of Existing Notes other than “U.S. persons” (as defined in Rule 902 under the Securities Act, “U.S. Persons”) and who are not acquiring New Notes for the account or benefit of a U.S. Person, in offshore transactions in compliance with Regulation S under the Securities Act. Only holders who have submitted a duly completed and returned electronic Eligibility Letter certifying that they are within one of the categories described in the immediately preceding sentence are authorized to receive and review the Exchange Offer Memorandum and to participate in the Exchange Offer (such holders, “Eligible Holders”).

The Exchange Offer is subject to certain conditions as described in the Exchange Offer Memorandum (including, without limitation, the Minimum Exchange Condition) which are for the sole benefit of IRSA and may be waived by IRSA, in full or in part, in its absolute discretion. Although IRSA has no present intention to do so, it expressly reserves the right to amend or terminate, at any time, the Exchange Offer and to not accept for exchange any Existing Notes not theretofore accepted for exchange. IRSA will give notice of any amendments or termination if required by applicable law.

If you do not exchange your Existing Notes or if you tender Existing Notes that are not accepted for exchange, they will remain outstanding. If IRSA consummates the Exchange Offer, the trading market for your outstanding Existing Notes may be significantly more limited. For a discussion of this and other risks, see “Risk Factors” in the Exchange Offer Memorandum.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

May 17, 2022	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets